26 June 2006

Via Facsimile and U.S. Mail

Ms. Angela Crane

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:      Greatbatch, Inc.

Form 10-K for the year ended December 30, 2005

Form 10-Q for the quarter ended March 31, 2006

File No. 1-16137

Dear Ms. Crane:

Set forth below are the responses of Greatbatch, Inc. (“GB”) to the comments of the Staff of the Securities and Exchange Commission contained in the letter to me, Mr. Thomas Mazza, dated June 14, 2006, 2004, a copy of which is annexed hereto as Exhibit A.

For your convenience, we have provided our responses below copies of your comments.

Form 10-K for the year ended December 30, 2005

Note 1. Description of Business, page 54

1.

We note that although your fiscal years end on the Friday nearest to December 31, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2005, 2004 and 2003 for clarity of presentation.  Please clearly explain the adjustments you made in order to present the information as of December 31st of each year and tell us why you believe such presentation is appropriate.

We have included the following wording at pages 4, 33 and 54 of the Form 10-K:

“Financial Statement Year End - The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st.  Fiscal 2005, 2004, and 2003 ended on December 30, 2005, December 31, 2004, and January 2, 2004, respectively.  For clarity of presentation, the Company describes all fiscal years as if the year-end is December 31st.”

The Company refers to the year ending dates as of December 31st to facilitate the readability of its financial information.  The Company’s annual accounting period continues to be the fifty-two, fifty-three week period ending on the Friday closest to December 31.  As a result, no modifications or adjustments have been made to the presented financial information.

Angela Crane

United States Securities and Exchange Commission

Note  2. Restatement, Page 54

2.         We note your disclosure that management discovered an “error related to the 2004 provision for income taxes.”  Describe to us the nature of the error and the correction in sufficient detail.  Please comply with the guidance set forth in paragraph 26 of SFAS 154 for any future restatement.

During the completion of the 2005 year-end control procedures over the tax area, management discovered an isolated error related to the 2004 provision for income taxes. The impact of the correction of the error was a reduction of net earnings in 2004 by $2.0 million and earnings per share by $0.09.  This correction represented an increase in the 2004 tax provision with a corresponding decrease in refundable income taxes.  This correction had no impact on revenues or cash flows.

This error was determined to be primarily the result of a 2004 weakness in internal control that allowed a calculation mistake to go undetected. This error related to the Company’s method of summarizing information from various spreadsheets for purposes of calculating its income tax provision and resulted in the double-counting of certain information. These various summary spreadsheets were utilized to support the year-end tax balance sheet accounts and therefore drive the tax provision calculation.  This calculation mistake resulted in the refundable income taxes being overstated and correspondingly the 2004 tax provision being understated.

The Company will comply with the guidance set forth in paragraph 26 of SFAS 154 for any future restatements.

Note 17. Business Segment Information, page 82

3.         Given the significance of your foreign country revenues, please revise future filings to disclose the name of the country and the amount of revenue from the country or tell us why this disclosure is not necessary.  Refer to paragraph 38(a) of FAS 131.

Future filings will disclose the name of the country and the amount of revenue from the country for those locations deemed material.

Form 10-Q for the quarter ended March 31, 2006

4.

We note your statement that “our controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your

Angela Crane

United States Securities and Exchange Commission

principal executive officer and principal financial officer concluded that your disclosure controls and procedure are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release NO. 33-8238, available on our website at http://www.sec.gov/rules/final33-8238.htm.

We will revise future filings to state clearly, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded our disclosure controls and procedures are effective at that reasonable assurance level.  As an example of the revisions we would make to future filings, set forth below is the relevant disclosure under Item 4 of our Form 10-Q for the quarter ended March 31, 2006 revised to reflect the foregoing:

Item 4. Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures During the first quarter of 2006, our management, including the principal executive officer and principal financial officer, evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) related to the recording, processing, summarization and reporting of information in our reports that we file with the SEC.  These disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to us, including our subsidiaries, is made known to our management, including these officers, by other of our employees, and that this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC’s rules and forms.

Based on their evaluation, as of March 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective, at the reasonable assurance level.

We have endeavored to reply to your comments as completely as possible in the above submission.  Should you have any questions, please do not hesitate to contact me at 716-759-5607

Angela Crane

United States Securities and Exchange Commission

Sincerely,

/s/ Thomas J. Mazza

Thomas J. Mazza

Senior Vice President &

Chief Financial Officer

Enclosures